 For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Completes Purchase of Remaining 10% of Nelspruit Project

Transaction To Result In On-going 11% Increase In Profit Contribution From The Nelspruit Project

London, U.K., Sept. 15, 2008 - Cascal N.V. (NYSE: HOO), a leading provider of water and wastewater services in seven countries, today announced that its wholly owned South African subsidiary Cascal Operations (Pty) Limited has purchased the remaining 10 percent of its Greater Nelspruit Utility Company (Pty) (“Nelspruit”) water/wastewater concession project from Sivukile Investments (Pty) Limited. Combined, the Nelspruit and Siza Water projects in South Africa accounted for approximately 14 percent of the Company’s fiscal 2008 annual revenue.

By acquiring the remaining 10 percent minority interest, Cascal expects to recognize this quarter a one-time post tax profit of approximately $0.6 million as a result of recognizing certain assets that were previously not recognized in its consolidated financial statements. The completion of the transaction will also result in an 11 percent increase in annual profit contribution from the Nelspruit project.

Cascal’s CEO, Stephane Richer, commented, “We are very pleased with the terms of this transaction and view this agreement as mutually beneficial, in that the consideration paid was attractive to Cascal as an investor in water infrastructure and attractive to Sivukile Investments in realizing value from its association with the project. South Africa is one of our largest geographical segments and we intend to work diligently to ensure that our projects in the region continue to thrive.”

The Greater Nelspruit Utility Company operates a water/wastewater concession in the town of Nelspruit, situated in northeastern South Africa. The project currently serves a population of 335,000 residential and commercial users.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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